Exhibit 99.1


From:    Leslie Moonves
  To:    Employees Holding Options
Date:    April 6, 2006
  Re:    Changes to Long-Term Incentives

         Voluntary Exchange Offer
         ------------------------

         I am pleased to announce a "Voluntary Exchange Offer" for U.S. employees of the Company who have received stock options under the Company's long-term incentive programs, including Fund the Future and Share the Vision. What this means to those of you who have outstanding stock options is that soon you will be offered the opportunity to exchange your options for real, tangible shares in the new CBS Corporation, and the dividends that go along with them.

         Under the exchange offer, you will be able to turn in your options at 75% of their estimated value in exchange for actual shares with a new vesting period. That value is derived using a commonly-used option pricing model. And unlike stock options, these shares will accrue dividends as dividends are paid on our common stock. Currently our quarterly dividend is 16 cents per share, yielding a return of 2.6%. We expect the Voluntary Exchange Offer to commence toward the end of the month and to remain open through most of May. Recognizing that you may have questions, we have retained the services of Ernst & Young LLP to offer information as well as a call center designed to assist you as you make your decision as to whether to elect to make the exchange.

         This program applies to the many thousands of U.S. employees of the Company who hold options granted under Fund the Future and other programs. Fund the Future was originally intended to provide a source for participants to build wealth that they could save and invest. I am particularly pleased that the vast majority of our employees will now be able to recognize real value from that source.

         As we chart the future of the new CBS Corporation, it is pivotal that we have the means to help employees grow a stake in the future of our company, and to retain and motivate key performers. It is also crucial that we align our incentive programs with the long-term goals of the corporation, which include returning value to shareholders through dividends. By allowing our employees to choose between keeping their stock options or exchanging them for actual shares of restricted stock (and the dividends that go along with them), we will strengthen that tie between the long-term interests of our employees and those of our


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         investors. We will also ensure that employees are motivated by the long term incentives that each choice represents, whether they choose to remain with the potential value of options or the discounted but tangible value of restricted shares. At the same time, because there will be a vesting requirement on restricted shares received in exchange for options, we will also improve our retention of top performers.

         We are delighted to offer this opportunity, and believe it will benefit employees and shareholders alike.

         2006 Fund the Future Program
         ----------------------------

         For those of you who are eligible to participate in our Fund the Future Program, I am also pleased to announce that CBS's Fund the Future grant this year will consist of restricted share units (RSU) rather than options. This change, combined with the Voluntary Exchange Offer, now provides those employees who are currently eligible to participate in Fund the Future with an opportunity to realize tangible value that they can save and invest to fund the future, consistent with the program's original purpose. The restricted share units are subject to a three-year vesting requirement. To determine your RSU grant:

         1. Calculate 10% of your annual base pay or benefit base
         2. Divide the amount by the closing price of CBS Class B Common Stock on April 3, 2006 ($24.70)
         3. Divide that amount by 4 to get the number of RSUs awarded

         To help estimate your grant, below is an example assuming $10,000 of annual base pay.

         $10,000 X .10 = 1000
         1000 / $24.70 = 40.5
         40.5 / 4 = 10 restricted share units

         For more information on how this change affects your Fund the Future grant for 2006, and for other related questions, visit the CBS Human Resources website http://hr.cbs.com.


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         Legal Notices
         -------------

         Voluntary Exchange Offer

         The underlying plan for the Voluntary Exchange Offer is subject to shareholder approval. This program will be governed by the actual terms and conditions which will be set forth in the offering document provided to you at the commencement of the offer. For more information on the program, please review our Form-8K filed on March 17, 2006, which can be accessed on our website, www.cbscorporation.com.

         Inquiries should be directed to:
         CBS Corporation
         Investor Relations
         Telephone: (212) 975-8571
         Internet: www.cbscorporation.com.

         CBS Corporation ("CBS") has not commenced the Voluntary Exchange Offer to which this communication pertains. Holders of CBS options are strongly advised to read the Offer to Exchange that will be filed on Schedule TO (Tender Offer) and other documents related to the Voluntary Exchange Offer to be filed with the Securities and Exchange Commission when they become available because they will contain important information. Holders of CBS options may obtain copies of these documents for free, when available, at the Securities and Exchange Commission website at www.sec.gov or from CBS's Human Resources department.

         Fund the Future Program

         The 2006 Fund the Future Program, including eligibility to participate, the number of RSUs granted, vesting schedules and other terms and conditions, is governed by the Company's 2004 Long-Term Management Incentive Plan and the Fund the Future Program booklet, dated as of April 1, 2006, together with the Restricted Share Unit Terms and Conditions attached thereto. For more information on the Fund the Future Program, please review the Program Booklet, which will be accessible via the Smith Barney website at www.benefitaccess.com after you receive notice of your grant.